The AES Corporation 4300 Wilson Boulevard Arlington, VA 22203 www.aes.com

July 18, 2014

Mr. William H. Thompson
Accounting Branch Chief
Ms. Robyn Manuel
Staff Accountant
Ms. Donna Di Silvio
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Commission File No. 001-12291

Dear Mr. Thompson, Ms. Manuel and Ms. Di Silvio:

Thank you for your comment letter dated July 8, 2014 regarding the Annual Report on Form 10-K (the “2013 10-K”) for the year ended December 31, 2013 of The AES Corporation (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on February 26, 2014, the Company’s Quarterly Report on Form 10-Q (the “2014 10-Q”) for the quarter ended March 31, 2014 filed with the Commission on May 8, 2014, and the Company’s comment letter response dated June 17, 2014.  Our responses to your comments follow.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 75

Comment 1 – Proportional Free Cash Flow (a non-GAAP measure), page 103

1.
We reviewed your response to comment 2 in our letter dated June 3, 2014 and we re-issue the comment. In this regard, we don’t believe the additional disclosure you intend to provide in future filings clarifies sufficiently how you computed the proportional adjustment factor applied in arriving at proportional operating cash flow, proportional maintenance capital expenditures, net of reinsurance proceeds and proportional non-recoverable environmental capital expenditures. Moreover, we note you have not addressed the last part of our comment regarding disclosures on Form 8-K. In responding to the comment, please help us understand why AES’ proportional interest in each metric in question is so much more significant than AES’ proportional interest in net income (loss) of the consolidated entity each period. For example, we note in the computation of fiscal 2013 proportional operating cash flow, the proportion of cash flow attributed to non-controlling interests appears to be 30%, whereas the proportion of consolidated net income attributed to non-controlling interests in fiscal 2013 was 79%.

June 3, 2014 Comment:  Please tell us your consideration of disclosing how you computed the proportional adjustment factor applied in arriving at proportional operating cash flow, proportional maintenance capital expenditures, net of reinsurance proceeds and proportional nonrecoverable environmental capital expenditures each period. We believe this information is necessary to make the reconciliation to operating cash flows clearly understandable, as contemplated in Item 10(e)(1)(i)(b) of Regulation S-K. Please also tell us your consideration of disclosing this same information where you disclose proportional free cash flow in earnings releases furnished on Form 8-K.

Response to Comment 1:

As further described below, the Company agrees that it will provide additional disclosure explaining the computation of the proportional adjustment factor.

The Company notes that the difference between AES’ proportional interest in cash flow and AES’ proportional interest in consolidated net income (loss) has historically resulted principally from: (a) the impact of non-cash items (such as impairments) that have a significant impact on net income but no impact on cash flows, and (b) the Company’s ownership interest in the subsidiary where such non-cash items occur.  For example, in 2013 the Company reported $372 million of goodwill impairments, of which 100% is attributable to AES.  These non-cash impairments have a significant impact on consolidated net income, but little to no impact on either net income attributable to non-controlling interests or the amount of operating cash flow attributable to non-controlling interests.  Therefore, the proportion of consolidated net income attributable to non-controlling interests is higher than the proportion of cash flow attributable to non-controlling interests.

As shown in the following table, the principal difference between the 79% proportion of consolidated net income attributable to non-controlling interests and the 30% proportion of cash flow attributable to non-controlling interests results from non-cash items recognized in earnings principally at wholly-owned subsidiaries:

Income Statement Line Items	After-tax Amounts (in millions)
2013 Net Income	$551

Add: Goodwill impairment	$372

Add: Loss on extinguishment of debt	$165

Add: Asset impairment expense	$66

2013 Adjusted Net Income	$1,154

Net Income attributable to non-controlling interests	$437

Proportional Interest in Adjusted Net Income (above)	38%

The remaining difference relates to other less significant non-cash items and the effects of insignificant non-controlling interests.

In response to the Staff’s comment, the Company agrees that in future filings where proportional metrics are used, the Company will expand its disclosure to further explain the proportional adjustment factor.   In the case of proportional cash flow, the Company proposes the following disclosure:  “The proportional adjustment factor is calculated by multiplying the percentage owned by non-controlling interests for each entity by its corresponding consolidated cash flow metric and adding up the resulting figures. For example, the Company owns approximately 70% of AES Gener, its subsidiary in Chile.  Assuming a consolidated net cash flow from operating activities of $100 from AES Gener, the proportional adjustment factor for AES Gener would equal approximately $30 (or $100 x 30%). The Company calculates the proportional adjustment factor for each consolidated business in this manner and then adds these amounts together to determine the total proportional adjustment factor used in the reconciliation. The proportional adjustment factor may differ from the proportion of income attributable to non-controlling interests as a result of (a) non-cash items which impact income but not cash and (b) AES’ ownership interest in the subsidiary where such items occur.”

In the case of the other metrics noted in the Staff’s comment, similar disclosures will be included which are tailored to the metric in question.   Furthermore, the above-referenced disclosures will be included in both the Company’s periodic filings and in earnings releases furnished on Form 8-K.  In each case, the disclosures will be included where the Company provides its reconciliation as required by Item 10(e)(1)(i)(b) of Regulation S-K.

Comment 2 – Parent Company Liquidity, page 105

2.
We note your response to comment 4 in our letter dated June 3, 2014 and the additional disclosure you intend to provide in future filings. Please tell us your consideration of disclosing further whether any subsidiary currently in default or all subsidiaries currently in default on an aggregate basis are presently at risk of triggering cross-default due to the proportion of the Parent Company’s total cash distributions contributed by these subsidiaries approaching the 20% materiality threshold in the credit agreement.

Response to Comment 2:

The Company agrees that in future filings, it will disclose whether any subsidiary currently in default or all subsidiaries currently in default on an aggregate basis are presently at risk of triggering cross-default due to the proportion of the Parent Company’s total cash distributions contributed by these subsidiaries approaching the 20% materiality threshold in the credit agreement.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Comment 3 – Key Trends and Uncertainties, page 36

3.
We reviewed your response to comment 11 in our letter dated June 3, 2014. Please expand your disclosure in future filings to disclose that you determined there was no indicator of asset impairment and there was no reason to believe the carrying amount of the asset group was not recoverable.

Response to Comment 3:

In future filings, the Company will include in its disclosure whether or not there were any indicators of asset impairment and whether or not there is any reason to believe the carrying amount of the asset group is not recoverable from undiscounted cash flows.

*           *           *

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sharon Virag, Vice-President and Controller (703-682-6323) or Zafar Hasan, Assistant General Counsel (703-682-1110) if you have any questions with respect to the foregoing or if we may otherwise be of assistance.

Very truly yours,

/s/ Thomas M. O’Flynn

Thomas M. O’Flynn
Executive Vice-President and
Chief Financial Officer
The AES Corporation